SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
VISTACARE, INC.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
92839Y109

(CUSIP Number)
W. Bradley Bickham
Senior Vice President and General Counsel
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 245-3176

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following page(s))

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS Odyssey HealthCare, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,047,576[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.9%[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

1	An aggregate of 1,047,576 shares of VistaCare, Inc. (the “Issuer”) Class A common stock, par value $0.01 per share (the “Subject Shares”), are subject to Stockholder Agreements dated January 15, 2008 (the “Stockholder Agreements”) entered into among Odyssey HealthCare Holding Company (“Parent”), a direct wholly-owned subsidiary of Odyssey HealthCare, Inc. (“Odyssey”), OHC Investment, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Parent, and each of the directors and executive officers of the Issuer listed on Schedule A hereto (discussed in Items 3 and 4 below). 804,467 of the Subject Shares are options to purchase shares of the Issuer’s Class A common stock, par value $0.01 per share, which are vested (or will vest within sixty (60) days of January 15, 2008). Odyssey, Parent and Merger Sub expressly disclaim beneficial ownership of any such shares of Class A common stock, par value $0.01 per share, of the Issuer covered by the Stockholder Agreements, and this Schedule 13D shall not be construed as an admission that Odyssey, Parent or Merger Sub is the beneficial owner of any securities covered by this Schedule 13D.

2	Based on the number of shares Class A common stock, par value $0.01 per share, of the Issuer outstanding as of January 14, 2008 (as represented by the Issuer in the Merger Agreement (as defined herein)), the number of shares of Class A common stock, par value $0.01 per share, of the Issuer covered by the Stockholder Agreements represents approximately 5.9% of the Issuer’s outstanding Class A common stock.

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS Odyssey HealthCare Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,047,576[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.9%[4]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

3	See Footnote 1 to Odyssey HealthCare, Inc.

4	See Footnote 2 to Odyssey HealthCare, Inc.

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS OHC Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,047,576[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.9%[6]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

5	See Footnote 1 to Odyssey HealthCare, Inc.

6	See Footnote 2 to Odyssey HealthCare, Inc.

Item 1. Security and Issuer
This Schedule 13D relates to the Class A common stock, par value $0.01 per share, of VistaCare, Inc., a Delaware corporation (the “Issuer”), including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended, between the Issuer and Equiserve Trust Company, N.A. (together with such shares of Class A common stock, the “Shares”). The principal executive offices of the Issuer are located at 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251.
Item 2. Identity and Background
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”), Odyssey HealthCare Holding Company, a Delaware corporation and a direct wholly-owned subsidiary of Odyssey (“Parent”), and OHC Investment, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”).
Odyssey is one of the largest providers of hospice care in the country in terms of both average daily patient census and number of locations. Odyssey seeks to improve the quality of life of terminally ill patients and their families by providing care directed at managing pain and other discomforting symptoms and by addressing the psychosocial and spiritual needs of patients and their families. The principal executive offices of Odyssey are located at 717 North Harwood, Suite 1500, Dallas, Texas 75201.
Parent is a wholly owned subsidiary of Odyssey and is an intermediate holding company for all of the operating subsidiaries of Odyssey. The principal executive offices of Parent are located at 717 North Harwood, Suite 1500, Dallas, Texas 75201.
Merger Sub is a wholly-owned subsidiary of Parent and was recently incorporated for the purpose of acquiring all of the outstanding Shares of the Issuer and consummating the transactions contemplated by the Merger Agreement (defined below in Item 3) and, to date, has engaged and is expected to engage in no other activities other than its organization and those incidental to the Offer (defined below in Item 3), the Merger (defined below in Item 3) and the other transactions contemplated by the Merger Agreement. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities. The principal executive offices of Merger Sub are located at 717 North Harwood, Suite 1500, Dallas, Texas 75201.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Odyssey, Parent and Merger Sub are set forth on Schedule B attached hereto.
During the last five years none of Odyssey, Parent or Merger Sub, and, to the knowledge of Odyssey, Parent and Merger Sub, none of the persons listed on Schedule B attached hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On January 15, 2008, the Issuer, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares of the Issuer for $8.60 per share, net to the seller, in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer, is referred to as the “Offer Price”), and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Merger Sub will be merged with and into the Issuer (the “Merger”), with the surviving entity, the Issuer, becoming a wholly-owned direct subsidiary of Parent.
Merger Sub estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $153 million. Odyssey and Parent will ensure that Merger Sub has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. It is anticipated that approximately $33 million of the required funds will be funded with Odyssey’s available cash and the remainder of the required funds will be funded from borrowings by Odyssey Healthcare Operating A, LP, Odyssey Healthcare Operating B, LP, Hospice of the Palm Coast, Inc., all of which are indirect wholly owned subsidiaries of Odyssey and Parent, and Merger Sub under a credit agreement to be entered into with General Electric Capital Corporation and certain other lenders. The Offer is not conditioned upon Odyssey, Parent or Merger Sub establishing any financing arrangements. On January 15, 2008, General Electric Capital Corporation entered into a commitment letter with Odyssey to provide up to $150 million in senior secured credit facilities, subject to certain conditions.
As an inducement to enter into the Merger Agreement, and in consideration thereof, Parent and Merger Sub entered into separate stockholder agreements (the “Stockholder Agreements”) with each of Richard R. Slager, John Crisci, Stephen Lewis, Roseanne Berry, Henry Hirvela, James T. Robinson, James C. Crews, Jon M. Donnell, Perry G. Fine, M.D., Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler, who represent all of the directors and executive officers of the Issuer (the “Stockholders”). Each Stockholder Agreement is dated January 15, 2008. Pursuant to their respective Stockholder Agreements, each Stockholder has agreed, among other things, with respect to all Shares beneficially owned by him or her, to tender such Shares in the Offer (all such shares of the Stockholders, the “Subject Shares”), no later than the third business day following the commencement of the Offer, and not to withdraw such tender unless the Stockholder Agreement has been terminated in accordance with its terms. In addition, in the event that (i) less than a majority of all outstanding Shares on a fully diluted basis are tendered in the Offer, (ii) Merger Sub notifies the Stockholders that but for this fact Merger Sub is prepared to close the tender, and (iii) the tender by the Stockholders of the Shares underlying the outstanding Options (defined below in Item 4) would result in a majority of all outstanding Shares on a fully diluted basis being tendered in the Offer, then the Stockholders have agreed that on the request of Merger Sub they shall exercise all Options beneficially owned by them, the exercise price of which is then equal to or less than the Offer Price and immediately tender the Shares received upon such exercise into the Offer. Of the 1,047,576 Subject Shares, 804,467 are Options (the “Option Shares”) which are vested (or will vest within sixty (60) days of January 15, 2008). Assuming an Offer Price of $8.60 per Share, only 210,134 of the Option Shares have an exercise price equal to or less than the Offer Price. Schedule A attached hereto sets forth the number of Subject Shares held by each Stockholder.
Pursuant to their respective Stockholder Agreements, each Stockholder has agreed, at every meeting of stockholders of the Issuer, to vote the Subject Shares (to the extent not already purchased in the Offer) in favor of the Merger Agreement and the transactions contemplated therein and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement. Additionally, each Stockholder has agreed not to exercise any dissenter’s rights in respect of its Subject Shares which may arise with respect to the Merger.
Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Stockholder Agreements.
The foregoing descriptions of the Merger Agreement and Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the form of Stockholder Agreement are attached as Exhibits 2.1 and 2.2, respectively, to the Current Report on Form 8-K filed by Odyssey on January 15, 2008.
Item 4. Purpose of Transaction
As described in Item 3 above, this Schedule 13D is being filed in connection with the separate Stockholder Agreements among Parent, Merger Sub and each of the Stockholders, in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.
The purpose of the Offer and the Merger is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer. Pursuant to the Merger, Parent will acquire all of the capital stock of the Issuer not purchased pursuant to the Offer, the option granted Parent and Merger Sub in the Merger Agreement to purchase Shares directly from the Issuer, or otherwise. Stockholders of the Issuer who sell their Shares in the Offer will cease to have any equity interest in the Issuer or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Issuer. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Issuer also will not bear the risk of any decrease in the value of the Issuer.
The Offer will commence by January 30, 2008 (or such other day as the parties agree in writing) and remain open for at least twenty (20) business days. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the

Offer, Parent will cause the Merger to occur. The closing of the Merger, if required by applicable law, is subject to the adoption of the Merger Agreement by holders of a majority of the outstanding Shares. However, if following completion of the Offer, and after giving effect to any Shares purchased pursuant to the option granted Parent and Merger Sub in the Merger Agreement, Merger Sub owns at least 90% of the outstanding Shares, the Merger will be completed without a meeting of the Issuer’s stockholders pursuant to Delaware’s “short form” merger statute. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned direct subsidiary of Parent and (ii) each Share that has not been purchased pursuant to the Offer will be converted into the right to receive an amount per Share equal to the price received by sellers in the Offer (the “Merger Consideration”), subject to certain exceptions more fully described in the Merger Agreement.
The Merger Agreement provides that in connection with the Merger, all options to purchase shares of Class A common stock, par value $0.01 per share, of the Issuer (each an “Option”, and collectively, the “Options”) outstanding immediately prior to the effective time of the Merger, whether vested or unvested, shall be cancelled and the holder of such Option shall be entitled to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Option, multiplied by (y) the total number of Shares subject to such Option. The Merger Agreement also provides that all awards of restricted Shares granted under any of the Issuer’s equity based compensation plans shall vest in full immediately prior to Merger Sub’s acceptance for payment and payment for Shares tendered in the Offer.
Upon the payment by Parent or Merger Sub for all Shares tendered pursuant to the Offer which represent a majority of the outstanding Shares, Parent shall be entitled to designate such number of directors on the board of directors of Issuer (the “Board of Directors”) as will give Parent representation on the Board of Directors equal to at least that number of directors which equals the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected by Parent pursuant to this provision and including current directors serving as officers of the Issuer), multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of Shares beneficially owned by Merger Sub, Parent or any of their affiliates (including for purposes of this provision such Shares as are accepted for payment pursuant to the Offer) bears to the aggregate number of Shares outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Board of Directors (as long as Parent, Merger Sub and their affiliates own a majority of the outstanding Shares).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”) (a) the certificate of incorporation of the Issuer, as the surviving corporation in the Merger, shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, except that the name of the surviving corporation shall be VistaCare, Inc. and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, and (b) the bylaws of the Issuer, as the surviving corporation in the Merger, shall be amended so as to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective

Time, until thereafter amended in accordance with applicable law, except that the references to Merger Sub’s name shall be replaced by references to VistaCare, Inc. In addition, at the Effective Time the directors and executive officers of Merger Sub shall become the directors and executive officers of the surviving corporation.
Following the Effective Time, it is contemplated that the Class A common stock, par value $0.01 per share, of the Issuer will cease to be listed on The NASDAQ Global Market and registration of such Class A common stock under the Exchange Act will be terminated.
The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Odyssey on January 15, 2008.
Except as set forth in this Schedule 13D and in connection with the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, none of Odyssey, Parent, Merger Sub or, to the knowledge of Odyssey, Parent or Merger Sub, any of the persons named in Schedule B attached hereto has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As a result of the Stockholder Agreements, Odyssey, Parent and Merger Sub may be deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owners of an aggregate of 1,047,576 Shares, 804,467 of which are Options which are vested (or will vest within sixty (60) days of January 15, 2008), and may be deemed to have the shared power to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated therein. All Subject Shares that may be deemed to be beneficially owned by Odyssey, Parent and Merger Sub constitute approximately 5.9% of the 16,885,958 issued and outstanding Shares as of January 14, 2008 (as represented by the Issuer in the Merger Agreement). Excluding the 594,333 Subject Shares that are Options with an exercise price in excess of $8.60 per Share, the remaining Subject Shares that may be deemed beneficially owned by Odyssey, Parent and Merger Sub constitute approximately 2.6% of the 16,858,958 issued and outstanding Shares as of January 14, 2008 (as represented by the Issuer in the Merger Agreement).
Except as set forth in this Item 5(a), none of Odyssey, Parent or Merger Sub, and, to the knowledge of Odyssey, Parent and Merger Sub, none of the persons named in Schedule B attached hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Odyssey, Parent or Merger Sub that it is the beneficial owner of any Shares, and Odyssey, Parent and Merger Sub expressly disclaim all beneficial ownership of such Shares.
(b) Except to the extent that it may be deemed to by virtue of the Stockholder Agreements, none of Odyssey, Parent or Merger Sub, and to the knowledge of Odyssey,

Parent and Merger Sub, none of the persons named in Schedule B attached hereto, have sole or shared power to vote or direct the vote or sole or shared power to dispose or to direct the disposition of any of the Shares.
Odyssey, Parent and Merger Sub may be deemed in certain circumstances to have the shared power with the Stockholders to vote the 1,047,576 Subject Shares, 804,467 of which are Options which are vested (or will vest within sixty (60) days of January 15, 2008). However, Odyssey, Parent and Merger Sub (i) are not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Stockholder Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.
(c) Except for the Merger Agreement and the Stockholder Agreements described above, none of Odyssey, Parent or Merger Sub, and to the knowledge of Odyssey, Parent and Merger Sub, none of the persons named in Schedule B attached hereto, has effected any transactions in the Shares during the past sixty (60) days.
(d) Except for the Merger Agreement and the Stockholder Agreements described above, none of Odyssey, Parent, Merger Sub, or, to the knowledge of Odyssey, Parent and Merger Sub, any other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the agreements described above, to the knowledge of Odyssey, Parent and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among any persons named in Item 2 or between any person named in Item 2 and any other person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements).
Item 7. Material to be Filed as Exhibits
1	Agreement and Plan of Merger, dated January 15, 2008, among Odyssey HealthCare Holding Company, OHC Investment, Inc. and VistaCare, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on January 15, 2008).

2	Form of Stockholder Agreement, dated January 15, 2008 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on January 15, 2008).

3	Commitment Letter, dated January 15, 2008, between General Electric Capital Corporation and Odyssey HealthCare, Inc.

4	Joint Filing Agreement dated January 23, 2008, among Odyssey HealthCare, Inc., Odyssey HealthCare Holding Company and OHC Investment, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ODYSSEY HEALTHCARE, INC.
January 23, 2008	By:	/s/ Robert A. Lefton
Date		Robert A. Lefton
President and Chief Executive Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ODYSSEY HEALTHCARE HOLDING COMPANY
January 23, 2008	By:	/s/ Robert A. Lefton
Date		Robert A. Lefton
President and Chief Executive Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.
January 23, 2008	By:	/s/ Robert A. Lefton
Date		Robert A. Lefton
President and Chief Executive Officer

SCHEDULE A
Shares of Class A Common Stock of VistaCare, Inc. Beneficially Owned by the Stockholders

		Shares Issuable Upon Exercise of
		Outstanding Options, Warrants or
Stockholder	Shares Owned	Other Rights
Richard R. Slager	104,824	301,334
John Crisci	20,000	65,000
Stephen Lewis	0	47,000
Roseanne Berry	22,194	37,800
Henry Hirvela	24,000	50,000
James T. Robinson	26,491	50,000
James C. Crews	2,500	30,000
Jon M. Donnell	4,500	30,000
Perry G. Fine, M.D.	22,500	33,333
Jack A. Henry	4,000	30,000
Geneva B. Johnson	2,600	40,000
Pete A. Klisares	7,000	70,000
Brian S. Tyler	2,500	20,000
Total:	243,109	804,467

SCHEDULE B
Directors and Executive Officers of the Reporting Persons
The name, business address, title and present principal occupation or employment and citizenship of each of the directors and executive officers of Odyssey HealthCare, Inc., Odyssey HealthCare Holding Company and OHC Investment, Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is 717 North Harwood, Suite 1500, Dallas, Texas 75201.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Directors of Odyssey HealthCare, Inc.

Paul J. Feldstein	Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine.	U.S.A.

Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

Shawn S. Schabel	President and Chief Operating Officer of Lincare Holdings, Inc., a national provider of oxygen and other respiratory therapy services.	U.S.A.

John K. Carlyle	Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace.	U.S.A.

David W. Cross	Senior Vice President and Chief Development Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

David L. Steffy	Private Investor	U.S.A.

Richard R. Burnham	Chairman of the Board of Directors of Odyssey HealthCare, Inc.	U.S.A.

James E. Buncher	Chief Executive Officer of Safeguard Health Enterprises, Inc., a dental and vision benefits company.	U.S.A.

Robert A. Ortenzio	Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

Executive Officers of Odyssey HealthCare, Inc. (who are not directors)

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer	U.S.A.

Craig P. Goguen	Senior Vice President and Chief Operating Officer	U.S.A.

Brenda A. Belger	Senior Vice President, Human Resources	U.S.A.

Kathleen A. Ventre	Senior Vice President, Clinical and Regulatory Affairs	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel	U.S.A.

Directors of Odyssey HealthCare Holding Company

Paul J. Feldstein	Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine.	U.S.A.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

Shawn S. Schabel	President and Chief Operating Officer of Lincare Holdings, Inc., a national provider of oxygen and other respiratory therapy services.	U.S.A.

John K. Carlyle	Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace.	U.S.A.

David W. Cross	Senior Vice President and Chief Development Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

David L. Steffy	Private Investor	U.S.A.

Richard R. Burnham	Chairman of the Board of Directors of Odyssey HealthCare, Inc.	U.S.A.

James E. Buncher	Chief Executive Officer of Safeguard Health Enterprises, Inc., a dental and vision benefits company.	U.S.A.

Robert A. Ortenzio	Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

Executive Officers of Odyssey HealthCare Holding Company (who are not directors)

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc.	U.S.A.

Craig P. Goguen	Senior Vice President and Chief Operating Officer of Odyssey HealthCare, Inc.	U.S.A.

Brenda A. Belger	Senior Vice President, Human Resources of Odyssey HealthCare, Inc.	U.S.A.

Kathleen A. Ventre	Senior Vice President, Clinical and Regulatory Affairs of Odyssey HealthCare, Inc.	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc.	U.S.A.

Directors of OHC Investment, Inc.

Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc.	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc.	U.S.A.

Executive Officers of OHC Investment, Inc. (who are not directors)

N/A

EXHIBIT INDEX
1	Agreement and Plan of Merger, dated January 15, 2008, among Odyssey HealthCare Holding Company, OHC Investment, Inc. and VistaCare, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on January 15, 2008).

2	Form of Stockholder Agreement, dated January 15, 2008 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on January 15, 2008).

3	Commitment Letter, dated January 15, 2008, between General Electric Capital Corporation and Odyssey HealthCare, Inc.

4	Joint Filing Agreement dated January 23, 2008, among Odyssey HealthCare, Inc., Odyssey HealthCare Holding Company and OHC Investment, Inc.